Exhibit 4.30

EFG EUROBANK Ergasias S.A

Messrs.

DRYSHIPS INC.,

80, Kifissias Ave.,

Amarousin, GR – 151 05,

Athens, Greece

Attn: Mr. George Economou	25th February 2009

Dear Sir,

We refer to our recent discussions in relation to the Loan Agreement dated 16th November 2007 between lason Owning Company Limited (as “Borrower”) and EFG Eurobank Ergasias S.A. (as “Bank”) for a loan of up to USD 47,000,000 (the “Facility”), as already advised, we note that the Borrower is in breach of clause 8.3.1.

Further to our recent discussions, and in view of recent market developments, the Bank would be prepared to waive the said breach under clause 8.3.1 until 31 December 2009, on condition that no later than 15th March 2009 additional security is provided in favour of the Bank for any amounts owing from time to time by Dryships Inc. to the Bank under an ISDA Agreement dated 7th May 2008 (the “ISDA”), including moneys owing under the Transaction effected as per Official Confirmation dated 7th May 2008 (“Derivatives Outstandings”).

The said security to be provided should be a Credit Support Annex to be signed as an attachement to already executed ISDA (7th May 2008); the Credit Support Annex will provide that DryShips will put up security in the form of cash for the Derivatives Oustandings, such that if any such outstandings are in excess of USD 25,000,000 at any given time, then the excess (but in multiples of US$1,000,000) must be immediately cash collateralised in full.

The above proposed arrangements are subject to, and will become effective only upon execution of, documentation satisfactory to the Bank.

If you accept the above arrangements please sign and return this letter by 5th March 2009.

For and on behalf of the Bank:

/s/ Lambros Theodorou	/s/ Marina Tzoutzourakis
Lambros Theodorou	Marina Tzoutzourakis
Deputy General Manager	Account Manager

For and on behalf of Dryships Inc.

/s/ George Economou
Date: 26/2/2009